Exhibit 99.3

Ernst & Young LLP 222 Bay Street P.O. Box 251 Toronto, ON M5K 1J7	Tel: +1 416 864 1234 Fax: +1 416 864 1174 ey.com/ca

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Principal Accounting Fees and Services” in this Annual Report (“Form 40-F”) of Central Fund of Canada Limited for the year ended October 31, 2015 being filed with the United States Securities and Exchange Commission, and to the use in this Form 40-F of our reports dated December 7, 2015, with respect to the financial statements of Central Fund of Canada Limited and the effectiveness of internal control over financial reporting of Central Fund of Canada Limited.

Toronto, Canada December 11, 2015	Chartered Professional Accountants Licensed Public Accountants